Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three
Director M Access
Director M Edge
Director M Plus
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: The Director M Plus, AmSouth Variable Annuity M Plus, and The Director M Select Plus.]
Director M Outlook
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: The Director M Outlook, First Horizon Director M Outlook, Director M Platinum Outlook, AmSouth Variable Annuity M Outlook, The Director M Select Outlook, Huntington Director M Outlook, Wells Fargo Director M Outlook, Classic Director M Outlook]

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three
Director M Access
Director M Edge
Director M Plus

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Leaders Series IV
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Leaders Series IV, Leaders Access Series IV, Leaders Plus Series IV, Leaders Outlook Series IV, Leaders Platinum Series I, Leaders Platinum Outlook Series I, Leaders / Chase Series III, Huntington Leaders Series II, Huntington Leaders Outlook Series IV, Leaders Ultra, Leaders Select Series II, Leaders Select Outlook Series II, and Leaders Select Plus Series I]
Leaders Foundation Series I
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Leaders Foundation Series I and Leaders Foundation Edge Series I]

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Leaders Foundation Series I
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Leaders Foundation Series I and Leaders Foundation Edge Series I]

Supplement dated August 20, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.

Effective August 1, 2026, all references to “The Putnam Advisory Company, LLC” as Subadvisor in Appendix A (and Appendix A.1, if applicable) are removed and replaced with “Templeton Asset Management Ltd.”.

HV-8293